Writer's Direct Dial: +44 207 614 2376
E-Mail: slewis@cgsh.com

February 21, 2013

BY EDGAR Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—Santander UK plc (“Santander UK”) Annual Report on Form 20-F for 2011

Dear Ms. Hayes:

We appreciated the opportunity to speak with your colleague Staci Shannon today in connection with the comment letter that was received on February 12, 2013 relating to Santander UK’s Annual Report for 2011.  As discussed, Santander UK intends to respond to the comments on or before March 14, 2013.

Ms. Suzanne Hayes p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time.  You can reach me at my number above, or my colleagues Pierre-Marie Boury at +44 20 7614 2380 or Ken Blazejewski at +44 20 7614 2286.

    Yours sincerely,

/s/ Sarah E. Lewis
Sarah E. Lewis

cc:           Mr. Eric Envall, Securities and Exchange Commission
Mr. Staci Shannon, Securities and Exchange Commission
Ms. Rebekah Lindsey, Securities and Exchange Commission
Mr. David Green, Santander UK plc
Mr. Julian Curtis, Santandar UK plc
Mr. Pierre-Marie Boury, Cleary Gottlieb Steen & Hamilton LLP
Mr. Kenneth S. Blazejewski, Cleary Gottlieb Steen & Hamilton LLP